UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

SHENGDATECH, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

98943N103
(CUSIP Number)
Xiangzhi Chen Taian Economic and Technological Development Zone Tai’an City, Shandong Province 271000 People’s Republic of China (86-538) 856 0618
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No. 98943N103

1	NAME OF REPORTING PERSONS Xiangzhi Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,902,912
	8	SHARED VOTING POWER 1,998,816
	9	SOLE DISPOSITIVE POWER 22,902,912
	10	SHARED DISPOSITIVE POWER 1,998,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,901,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)45.9%1/
14	TYPE OF REPORTING PERSON IN

______________________
1
The calculation of the percent of the class represented by the amount in Row 11 is based on 54,202,036 shares of the Issuer’s common stock outstanding as of November 17, 2010 as stated in an amendment to the Issuer’s Registration Statement on Form S-1 filed with  the Securities and Exchange Commission on November 18, 2010.

  SCHEDULE 13D/A

This Amendment No. 2 (“Amendment No. 2”) amends the Statement on Schedule 13D filed on April 10, 2006, as amended by Amendment No. 1 filed on February 19, 2009 (collectively, the “Schedule 13D”), by and on behalf of Xiangzhi Chen (the “Reporting Person”).  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following paragraph after the existing disclosure:

On July 28, 2011, the Reporting Person executed a written consent as the holder of 22,902,912 shares of the common stock of ShengdaTech, Inc. (the “Issuer”) to the election of Gongbo Wang as a director of the Issuer, to fill the vacancy on the Board of Directors of the Issuer created by the resignation of Anhui Gui on April 21, 2011 (as reported in a Form 8-K Current Report filed by the Issuer with the Securities and Exchange Commission (“SEC”) on April 29, 2011).  He also solicited and received executed written consents to Mr. Wang’s election as a director from the person with whom he shares the power to vote the 1,998,816 shares of the Issuer’s common stock and three other persons owning in the aggregate 3,314,190 shares. The Reporting Person thereafter delivered copies of such written consents to each of the directors of the Issuer and to its agent for service of process in Nevada, the state of the Issuer’s incorporation. Such consents represented at least a majority of the voting power of the Issuer’s outstanding common stock, the vote provided in the Bylaws filed by the Issuer with the SEC to effect any action by written consent.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)       As of the date hereof, the Reporting Person beneficially owns 24,901,728 shares of the Issuer’s common stock, representing 45.9% of the total outstanding common stock.

(b)       The Reporting Person has sole power to vote and direct the disposition of 22,902,912 shares of the Issuer’s common stock, and shared power to vote and direct the disposition of 1,998,816 shares of the Issuer’s common stock.

(c)       The Reporting Person has not engaged in any transaction in the Issuer’s common stock during the past 60 days.

(d)       To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above, except in the case of the 1,998,816 shares for which he shares the power to vote and direct their disposition, the person with whom he shares such power.

(e)       Not applicable.

Except as indicated above, the information set forth in the Schedule 13D remains unchanged.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2011

/s/ XIANGZHI CHEN Xiangzhi Chen